Exhibit 99.1

ITURAN’S EARLY-STAGE MOBILITY INVESTMENT BRINGG
COMPLETES ADDITIONAL INVESTMENT ROUND

Ituran will recognize a capital gain of approximately $5 million, mostly in 2018

AZOUR, Israel – January 16, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced that following a third investment round in one of its increasingly successful early-stage mobility technology holdings, Bringg, Ituran will realize a non-cash capital gain of approximately $5 million, the majority of which will be recognized in the fourth quarter of 2018. Including this capital gain, Ituran will have recognized total capital gains to-date from Bringg of approximately $11 million.

Bringg today announced a $25 million C financing round, adding Next47, the Siemens-backed global venture capital firm to its existing list of well-known investors. These include Salesforce Ventures, Aleph VC, OG Ventures, Cambridge Capital, Coca-Cola Company, Pereg Ventures as well as Ituran. Following the current investment round, Ituran holds a 23% shareholding in Bringg.

Bringg, is a fast growing customer-centric Software As A Service delivery logistics platform for enterprises. Bringg’s platform is used by some of the world’s best-known brands such as Coca-Cola, Kimberly Clark and Panera Bread, recently adding Walmart and McDonalds’ largest global franchisee, Arcos Dorados, to its customer roster.

Eyal Sheratzky, CEO of Ituran, commented “Our goal is that Ituran should play a key role in tomorrow’s mobility technology. We are constantly looking to invest in those companies which are building disruptive technologies with the potential to become global leaders in future. It is becoming increasingly clear that Bringg is one of those companies. Bringg has made very significant progress with fast growing sales to top-tier global companies, in addition to attracting capital from some of the world’s leading early-stage investment funds. As this capital gain from Bringg demonstrates, our early stage technology investment strategy is bearing fruit and very much heading in the right direction, bringing strong value to Ituran and its shareholders.”

About Bringg

Bringg is a leading customer-centric logistics solution for enterprises, with customers in more than 50 countries including some of the world's best-known brands. Using a powerful SaaS platform, companies in the retail, food, CPG, logistics and services industries can achieve logistical excellence across their complex delivery ecosystems - from management at headquarters, through operations in the field, and all the way to the customers who are at the heart of the entire operation. Bringg provides its customers with strategic value by helping them create optimal delivery experiences and streamline their operations for peak efficiency, all in real-time. For more information and to request a demo, please visit Bringg’s website at www.bringg.com.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1.7 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,400 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246